                                                                    Exhibit 12.1

                                 ChipPAC Inc.
               Computation of Ratio of Earnings to Fixed Charges
                                (in thousands)

                                                                                       Nine Months
                                            Years Ended December 31,               Ended September 30,
                              --------------------------------------------------   -------------------
                                1994      1995      1996       1997       1998       1998      1999
                              --------  --------  --------  ---------  ---------   --------  ---------
Pre-tax income
 (loss) from continuing
 operations (A)               $ 3,879   $ 2,075   $ (2,742)  $ (55,789)  $ 52,867   $ 47,081   $ (3,690)
                              ========  ========  =========  ==========  =========  =========  =========

Fixed Charges:
  Capitalized interest (B)          -       152        510       1,122          -          -          -
  Interest expense              2,423     3,151      5,780      10,972     13,340     10,037     12,089

Rentals:
  Rental expenses (C)           1,619     1,730      1,667       1,445      2,532      1,526      3,138
  Preferred stock dividend
  accretion (A)                     -         -          -           -          -          -      2,787
                              --------  --------  ---------  ----------  ---------  ---------  ---------
Total fixed charges           $ 4,042   $ 5,003   $  7,957   $  13,539   $ 15,872   $ 11,563   $ 18,014
                              ========  ========  =========  ==========  =========  =========  =========

Pre-tax income
 (loss) from continuing
 charges, dividend
 accretion                    $ 7,921   $ 7,108   $  5,215   $ (42,250)  $ 68,739   $ 58,644   $ 11,537
                              ========  ========  =========  ==========  =========  =========  =========

Ratio of earnings
 to fixed charges                 2.0x      1.4x        (D)         (D)       4.3x       5.1x     (D)(E)
                              ========  ========  =========  ==========  =========  =========  =========
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(A) The mandatorily redeemable preferred stock dividend accretion is excluded from the numerator of the ratio calculation for the nine months ended September
30, 1999 because such amount was not deducted in arriving at ChipPAC's pre-tax
Income (loss) from continuing operations.

(B) Capitalized interest relates to the costs of plant and building improvements in China and building improvements in Korea.

(C) Amounts represented one-third operating lease rental expense as a reasonable approximation of the interest portion thereof.

(D) Due to ChipPAC's losses in the twelve months ended December 31, 1996 and 1997 and the nine months ended September 30, 1999, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1 for those periods, ChipPAC had to generate additional earnings of $2,742, $55,789, and $6,477, respectively. The amount of additional earnings for the nine months ended
September 30, 1999 differs from the pre-tax loss from continuing operations of $3,690 because the preferred stock dividend accretion requirement was not deducted in arriving at such amount.

(E) Included in earnings for the nine months ended September 30, 1999 was a non-recurring loss of $11,842 before income taxes relating to the change of control expenses. If these expenses had not occurred, the ratio of earnings to fixed charges would have been 1.5x.